THE ENLIGHTENED GOURMET, INC.

236 Centerbrook

Hamden, CT 06518

October 2, 2007

VIA ELECTRONIC SUBMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

The Enlightened Gourmet, Inc. (the “Company”)

Registration Statement on Form SB-2

Initially Filed June 18, 2007

File No. 333-143832

Ladies and Gentlemen:

We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience.  No securities were offered or sold pursuant to this registration statement.  The Company requests this withdrawal due to a change in circumstances in the Company’s business activities.  Please apply the Company’s filing fee to its account with the SEC.  If you have any questions concerning this matter, please contact Richard Friedman at (212) 930-9700.

Thank you for your assistance in this matter.

THE ENLIGHTENED GOURMET, INC.

By:  /s/  Alexander L. Bozzi, III

Alexander L. Bozzi, III

President